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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                               The Raymond Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                       Common Shares, $1.50 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                     754-688-109
           --------------------------------------------------------
                                 (CUSIP Number)

                                  DAVID JONES, ESQ.
                           41 SOUTH HIGH STREET, 11TH FLOOR
                                COLUMBUS, OHIO  43215
                               TELEPHONE: (614)480-4258
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   June 24, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No. 754-688-109                 13D                 Page     of     Pages
          -----------                                          ---    ---


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

         The Huntington Trust Company, N.A.     EIN 31-1232181
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 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         Not Applicable
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
         Organized under the laws of the United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  17,207
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  384,987
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  15,153
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  1,014,352
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,031,559
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         13.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         BK
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF
OF THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 1997 (THE "SCHEDULE 13D"). CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE SCHEDULE 13D. THE TEXT OF ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO INCLUDE THE FOLLOWING:

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER

    On June 20, 1997 BT Industries AB and Lift Acquisition Company, Inc. ("Bidders") filed with the Securities and Exchange Commission a Schedule 14D-1 Tender Offer Statement pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 relating to the offer to purchase all the outstanding shares of Common Stock of Issuer at a price of $33.00 per share (the "Offer"). In light of the Offer, the Investment Committee voted on June 24, 1997 to: (i) tender those shares of Common Stock of the Issuer over which Huntington has sole dispositive power; and (ii) recommend to the beneficial owners with whom Huntington shares dispositive power that they tender such shares of the Common Stock of the Issuer. The Investment Committee also voted to take these actions on or before July 18, 1997.


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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       June 25, 1997
                                       ----------------------------------------
                                       (Date

                                       /s/ David A. Jones
                                       ----------------------------------------
                                       (Signature)

                                       Assistant Vice President
                                       ----------------------------------------
                                       (Name/Title)